

**VIA EDGAR SUBMISSION**

**FORM SBSE-A – SUPPLEMENTAL INFORMATION**

Applicant: GOLDMAN SACHS INTERNATIONAL

**Schedule B: Form SBSE-A**

Section II. Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

**Item 13A.**

Firm or Organization Name:
**IRON MOUNTAIN INFORMATION MANAGEMENT LLC.**
**1 FEDERAL STREET**
**BOSTON, MA 02110**
Effective Date:
**12-1-2000**
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
**IRON MOUNTAIN PROVIDES RECORDS MANAGEMENT/ ARCHIVING SERVICES FOR THE APPLICANT. THIS INCLUDES THE ARCHIVING/STORAGE OF ANY HARDCOPY DOCUMENTS FOR RETENTION PURPOSES.**

Firm or Organization Name:
**DELL INC.**
**ONE DELL WAY RR1-61**
**ROUND ROCK, TX 78682**
Effective Date:
**10-1-2008**
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

**DELL PROVIDES SOLUTIONS FOR ARCHIVING INFORMATION AND E-MAILS.**

Firm or Organization Name:
**NICE LTD**
**8 HAPNINA ST**
**ISRAEL, RA'ANANA 43107**
Effective Date:
**2-28-2010**
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
**NICE PROVIDES TRADE AND VOICE RECORDING SERVICES TO THE APPLICANT.**

Firm or Organization Name:
**THE DEPOSITORY TRUST & CLEARING CORPORATION (DTCC)**
**55 WATER STREET**
**NEW YORK CITY, NY 10041**
Effective Date:
**9-3-2003**
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
**DTCC PROVIDES AFFIRMATION/CONFIRMATION SERVICES TO THE APPLICANT FOR CREDIT DERIVATIVES WHICH INCLUDES MAINTAINING THE APPLICANT'S CONFIRMATION RELATED RECORDS VERSUS OUR COUNTERPARTIES.**

Firm or Organization Name:
**PRICEWATERHOUSECOOPERS LLP (PWC)**
**300 MADISON AVENUE**
**NEW YORK, NY 10017**
Effective Date:
**1-1-1922**
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
**PWC AUDITS THE APPLICANT'S FINANCIAL INFORMATION PRESENTED ON THE ANNUAL FINANCIAL STATEMENTS SUBMITTED TO REGULATORS TO SUPPORT PWC'S ANNUAL AUDIT OPINION.  PWC MAKES SURE THAT THIS AUDITED FINANCIAL INFORMATION AGREES BACK TO THE BOOKS AND RECORDS OF THE**

**APPLICANT.**

Firm or Organization Name:
**CISIVE, FORMERLY CARCO GROUP, INC.**
**5000 CORPORATE COURT**
**SUITE 203**
**HOLTSVILLE, NY 11742**
Effective Date:
**8-12-2013**
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
**CISIVE CONDUCTS BACKGROUND CHECKS OF POTENTIAL AND CURRENT EMPLOYEES, AND MAINTAINS THE RECORDS OF ALL SUCH INVESTIGATIONS IT CONDUCTS.**

Firm or Organization Name:
**IHS MARKIT LTD.**
**15 INVERNESS WAY E**
**ENGLEWOOD, COLORADO, 80112**
Effective Date:
**03/17/2021**
 Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
**FOR SECURITY-BASED SWAP TRANSACTIONS THAT ARE VERIFIED ON MARKITWIRE, IHS MARKIT RETAINS COPIES OF VERIFICATIONS ON BEHALF OF THE APPLICANT.**

**13B.**

Firm or Organization Name:
**ICE CLEAR EUROPE**
**60 CHISWELL STREET**
**5TH FLOOR, MILTON GATE**
**LONDON, UK EC1Y 4SA**
Effective Date:
**07-07-2009**
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement

arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
**THE APPLICANT HAS A CLEARING ARRANGEMENT WITH THE ABOVE-REFERENCED ORGANIZATION FOR SECURITY-BASED SWAPS.**

Firm or Organization Name:
**ICE CLEAR CREDIT LLC**
**353 NORTH CLARK STREET**
**SUITE 3100**
**CHICAGO, IL 60654**
Effective Date:
**7-13-2011**
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
**THE APPLICANT HAS A CLEARING ARRANGEMENT WITH THE ABOVE-REFERENCED ORGANIZATION FOR SECURITY-BASED SWAPS.**

Firm or Organization Name:
**JAPAN SECURITIES CLEARING CORPORATION**
**2-1, NIHOMBASHI-KABUTO-CHO**
**CHUO-KU**
**TOKYO, JAPAN**
**103-0026**
Effective Date:
**11-09-2018**
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
**THE APPLICANT HAS A CLEARING ARRANGEMENT WITH THE ABOVE-REFERENCED ORGANIZATION FOR SECURITY-BASED SWAPS.**

Firm or Organization Name:
**LCH SA, PARIS (BANQUE CENTRAL DE COMPENSATION)**
**18 RUE DU QUATRE SEPTEMBRE**
**PARIS, FRANCE 75002**
Effective Date:
**12-14-2009**
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement

arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
**THE APPLICANT HAS A CLEARING ARRANGEMENT WITH THE ABOVE-REFERENCED ORGANIZATION FOR SECURITY-BASED SWAPS.**